Filed pursuant to Rule 433

Registration Statements Nos. 333-206660 and 333-206660-01

Relating to Preliminary Prospectus Supplement dated

May 15, 2017

U.S.$1,000,000,000 7.250% Global Notes Due 2044

Pricing Term Sheet

A preliminary prospectus supplement of Petrobras Global Finance B.V. is available from the SEC’s website at www.sec.gov.

Issuer:	Petrobras Global Finance B.V. (“PGF”)

Guarantor:	Unconditionally and irrevocably guaranteed by Petróleo Brasileiro S.A.—Petrobras

Form:	Senior Unsecured Notes

Offering:	SEC-Registered

Currency:	U.S. Dollars

Reopening Principal Amount:	U.S.$1,000,000,000 (to become immediately fungible upon the Settlement Date with the outstanding U.S.$1,000,000,000 7.250% Global Notes Due 2044 issued on March 17, 2014 for the principal amount of U.S.$2,000,000,000)

Maturity Date:	March 17, 2044

Coupon Rate:	7.250%

Interest Basis:	Payable semi-annually in arrears

Day Count:	30/360

Interest Payment Dates:	March 17 and September 17

First Interest Payment Date:	September 17, 2017

Gross Proceeds:	U.S.$1,029,930,000

Reopening Price:	102.993% (plus accrued interest from March 17, 2017 to, but not including, the settlement date, in an aggregate amount of U.S.$13,090,277.78, assuming settlement on May 22, 2017)

Yield to Investors:	7.000%

Make-Whole Call Spread:	+50 bps

Pricing Date:	May 15, 2017

Settlement Date:	May 22, 2017 (T+5*)

Listing:	PGF intends to apply to have the notes approved for listing on the New York Stock Exchange.

Denominations:	U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof

CUSIP:	71647N AK5

ISIN:	US71647NAK54

Joint Bookrunners:	BB Securities Limited Banco Bradesco BBI S.A. Citigroup Global Markets Inc. HSBC Securities (USA) Inc. Itau BBA USA Securities, Inc. Morgan Stanley & Co. LLC

*Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the pricing date will be required, by virtue of the fact that the Notes initially will settle in five business days (T+5), to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or any prospectus supplement for this offering if you request it by calling BB Securities Limited at +44 (20) 7367-5800, Banco Bradesco BBI S.A. collect at +1 (212) 888-9145, Citigroup Global Markets Inc. toll-free (U.S. only) at +1 (800) 831-9146, HSBC Securities (USA) Inc. toll-free (U.S. only) at +1 (866) 811-8049, Itau BBA USA Securities, Inc. collect at +1 (212) 710-6749 or toll-free (U.S. only) at +1 (888) 770-4828 and Morgan Stanley & Co. LLC collect at +1 (212) 761-1057 or toll-free (U.S. only) at +1 (800) 624-1808.